SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ECOLAND INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

278874 102
(CUSIP Number)

David Wallace
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423
(310) 281-2571
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box . ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Exercise of options. See Item 3, below.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000 shares of the common stock of the Issuer
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,000,000 shares of the common stock of the Issuer
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 shares of the common stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8% of the common stock of the Issuer
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

This statement relates to the common stock of Ecoland International, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4425 Ventura Canyon Avenue, Suite 105, Sherman Oaks, California 91423. The Issuer filed a Registration Statement on Form SB-2 on February 1, 2007 with the Securities and Exchange Commission, which became effective on December 21, 2007. In addition, the Issuer filed a Form 8-A on January 7, 2008 with the Securities and Exchange Commission, which became immediately effective.

Item 2. Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is hereby filed by David Wallace, an individual (the “Reporting Person”). The Reporting Person’s business address is 4425 Ventura Canyon Avenue, Suite 105, Sherman Oaks, California 91423. The Reporting Person is a director and Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the Republic of South Africa.

Item 3. Source and Amount of Funds or Other Consideration.

On May 15, 2005, the Reporting Person, David Wallace, acquired 20,000,000 shares of the common stock of the Issuer pursuant to an exercise of an option granted and exercised by Mr. Wallace, in exchange for the transfer of all of his ownership interest in Guano Distributors (Pty) Ltd. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction.

The Reporting Person acquired his interest in the Issuer solely for investment purposes. In such capacities, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

Other than as stated herein or in the filings of the Issuer, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Reporting Person may be deemed to be the beneficial owner of 20,000,000 shares of the common stock of the Issuer, which constitute approximately 44.8% percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the power to vote and to dispose of all shares of the common stock of the Issuer owned by him directly.

Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as stated herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2008

/s/ David Wallace
DAVID WALLACE